December 19, 2017


Via E-Mail
Mr. Mark R. Stone
Chief Executive Officer
Gores Holdings III, Inc.
9800 Wilshire Boulevard
Beverly Hills, CA 90212

       Re:     Gores Holdings III, Inc.
               Draft Registration Statement on Form S-1
               Submitted November 22, 2017
               CIK No. 0001720821

Dear Mr. Stone:

       We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

General

1. Provide us copies of all written communications as defined in Rule 405 under the Securities
   Act that you or anyone authorized on your behalf present to potential investors in reliance on
   Section 5(d) of the Securities Act, whether or not they retain copies of the communications.
   Similarly, provide us any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act added by Section 105(a) of the Jumpstart
   Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

2. We note that you intend to file by amendment most exhibits, including the legal opinion.
   Please allow us sufficient time to review these exhibits.
 Mr. Mark R. Stone
Gores Holdings III, Inc.
December 19, 2017
Page 2

United States Federal Income Tax Considerations, U.S. Holders, page 145

3. Please revise to delete the word "generally" throughout this section because the word may imply that investors cannot rely on the disclosure. Please also revise to delete the words "[i]n general" for the same reason.

        You may contact Dale Welcome, Staff Accountant, at (202) 551-3865 or W. John Cash,
Accounting Branch Chief, at (202) 551-3768 if you have questions about comments on the financial statements and related matters. You may contact Edward M. Kelly, Senior Counsel, at
(202) 551-3728 or Asia Timmons-Pierce, Special Counsel, at (202) 551-3754 if you have any other questions.

                                              Sincerely,

                                              /s/ Asia Timmons-Pierce, for

                                              Pamela A. Long
                                              Assistant Director
                                              Office of Manufacturing and
                                              Construction


cc:    Via E-mail
       Heather L. Emmel, Esq.
       Weil, Gotshal & Manges LLP
       767 Fifth Avenue
       New York, NY 10153